November 29, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	UTA Acquisition Corporation Registration Statement Filed on Form S-1, as amended File No. 333-260967

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as Representative of the underwriter, hereby join in the request of UTA Acquisition Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on December 1, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to the underwriter, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as Representative of the underwriter, have complied and will comply, and we have been informed by the participating underwriter that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Credit Suisse Securities (USA) LLC

As Representative of the Underwriter

Credit Suisse Securities (USA) LLC

/s/ Ryan Kelley
Name: Ryan Kelley
Title:Director